As filed with the Securities and Exchange Commission on January 23, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9/A
(Rule 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

LANDAIR CORPORATION
(Name of Subject Company)

LANDAIR CORPORATION
(Name of Person(s) Filing Statement)

COMMON STOCK
(Title of Class of Securities)

514757103
(CUSIP Number)

Matthew J. Jewell
Landair Corporation
430 Airport Road
Greeneville, Tennessee 37745
(423) 783-1300

(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
on Behalf of the Person(s) Filing Statement)

COPIES TO:

Leigh Walton Bass, Berry & Sims PLC 315 Deaderick Street, Suite 2700 Nashville, Tennessee 37238 (615) 742-6200	David Cox Harwell Howard Hyne Gabbert & Manner, P.C. 315 Deaderick Street, Suite 1800 Nashville, Tennessee 37238 (615) 256-0500

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2003, as amended and restated by Amendment No. 1 to the Schedule 14D-9 filed with the SEC on January 22, 2003 (together, the “Schedule 14D-9”), relating to the tender offer by Landair Acquisition Corporation, a Tennessee corporation (“Purchaser”) formed by Scott M. Niswonger, Chairman of the Board and Chief Executive Officer of Landair Corporation, a Tennessee corporation (“Landair”), and John A. Tweed, Director, President and Chief Operating Officer of Landair (Messrs. Niswonger and Tweed are collectively referred to herein as “Offerors”), disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser and Offerors, dated December 23, 2002, as amended by Amendment No. 1 to the Schedule TO dated January 13, 2003, Amendment No. 2 to the Schedule TO dated January 16, 2003, Amendment No. 3 to the Schedule TO dated January 17, 2003, and Amendment No. 4 to the Schedule TO dated January 21, 2003 (together, the “Schedule TO”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Landair (the “Shares”) at a purchase price of $13.00 per Share (the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2002 (the “Offer to Purchase”), as amended and supplemented by the amendment and supplement thereto dated January 13, 2003, the amendment and supplement thereto dated January 16, 2003, the amendment and supplement thereto dated January 17, 2003, and the amendment and supplement thereto dated January 21, 2003 (collectively, the “Supplement”), and the related Letter of Transmittal (which, as may be amended or supplemented from time to time, together constitute the “Offer”).

     Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9. Except as otherwise indicated, the information in the Schedule 14D-9 remains unchanged.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     Landair hereby amends and supplements Item 4 of the Schedule 14D-9 by adding the following sentence to the end of the paragraph that follows the heading “(a) Recommendation of the Special Committee”:

     Landair believes the Offer is substantively and procedurally fair to the Unaffiliated Shareholders based on the factors reviewed and considered by the Special Committee.

     Landair hereby amends and supplements Item 4 of the Schedule 14D-9 by adding the following sentence to the end of the first full paragraph that follows the heading “Reasons for the Recommendation of the Special Committee”:

     The Landair board of directors did not perform its own independent analysis of the factors reviewed and considered by the Special Committee, but the Landair board of directors adopted the Special Committee’s recommendation and determination of fairness with respect to the Offer and Merger.

     Landair hereby amends and supplements Item 4 of the Schedule 14D-9 by inserting the following paragraph after the second full paragraph on Page 21 of the Schedule 14D-9:

1

Premium Analysis. The Special Committee considered that the median premium paid to Landair’s shareholders at each of the one day, five days and thirty days intervals prior to announcement of the Offer was less, at those same points in time, than the stated median premium paid in the first two premium analyses performed by McDonald Investments, as described on pages 24 and 25 of this Schedule 14D-9. Notwithstanding the foregoing, the Special Committee determined that this countervailing analysis by McDonald Investments was outweighed by the other analyses performed by McDonald Investments, each of which suggested that the Offer Price was fair to the Unaffiliated Shareholders.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LANDAIR CORPORATION

/s/ Matthew J. Jewell Name: Matthew J. Jewell Title: GENERAL COUNSEL

Dated: January 23, 2003

2